

January 3, 2011

Hai Ming Liu
Chief Financial Officer
Jinhao Motor Company
Dawang Industrial Park
Hi-Tech Exploit Area
Zhaoqing City, Guangdong 526238
People's Republic of China

> **Re:** **Jinhao Motor Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2010**
> **File No. 333-170226**

Dear Mr. Liu:

We have reviewed your responses to the comments in our letter dated November 24, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary, page 5

1. We note your response to our prior comment 34 and we reissue in part. Please provide a brief summary of your reliance on your two main customers in the Summary section of your prospectus.

2. Please include in one of your introductory paragraphs your net income for the most recent audited period and interim stub.

Our Competitive Strengths, page 8

3. We note your disclosure on page 10 that in November 2010 you entered into an equity transfer agreement with the shareholders of Station Wagon to purchase a 60% equity interest in Station Wagon. Please revise to clarify here and throughout that this transaction has not yet closed or advise.

Risk Factors, page 14

4. We note your disclosure on page 16 regarding the significant costs you plan to incur in connection with your expansion and your disclosure on page 17 that you may undertake additional strategic acquisitions. We also note your disclosure on page 39 regarding the

cash compensation you may have to make if you do not hit certain after-tax net profit targets. Please consider adding a risk factor that discloses the risk of these cash payments if you fail to hit the after-tax net profit targets.

We depend upon commercial relationships with two major customers for . . ., page 15

5. Please clarify your statement in the last sentence of this risk factor that any difficulty in the collection of receivables from end users could harm your business. In this regard, we note your disclosure at the beginning of this risk factor that you do not have any direct contracts with the end users of our your motorcycles or electric vehicles.

You may have difficulty enforcing judgments against us, page 23

6. Since disclosure in this risk factor consists in part of legal conclusions, please name counsel and provide an appropriate consent. Alternatively, please revise to eliminate such legal conclusions.

Use of Proceeds, page 30

7. We note your disclosure on page 17 regarding your ability to fulfill the purchase price payments in connection with your acquisition of Station Wagon. Please advise as to whether you intend to use any proceeds from the exercise of warrants to acquire Station Wagon. To the extent that you do intend to utilize the proceeds for your acquisition of Station Wagon, please disclose.

Our Business, page 49

Our Industry, page 50

8. We note your response to our prior comment 30 and reissue. Please advise as to whether investors may access the Freedonia Report for free or at a nominal cost. If not, please file a consent as an exhibit to your registration statement.

Our Growth Strategy, page 51

Motorcycles, page 51

9. We note your disclosure on page 51 in your "Motorcycles" section that you "will continue committing substantial resources to research and development in order to improve [your] technologies and develop new products." It appears, however, that your research and development has been has been exclusively with the electric vehicles. In addition, we note that you "incurred no research and development expenses in the electric vehicle division in the nine months ended September 30, 2010 because [you] commenced production and sale of [your] electric vehicles in the fourth quarter of 2009." Please revise or advise.

10. We note your response to our prior comment 31 and reissue in part. Please clarify how you "intend to strengthen cooperation with your existing distributors to seek out more markets."

Electric Vehicles, page 52

11. Please reconcile your disclosure on page 52 that being listed in the National Vehicle Manufacturers and Product Announcement is required in order to manufacture electric vehicles in the PRC and your response to our prior comment 15 with your disclosure on page 54 that you have been approved for production of electric vehicles and that you are currently permitted to sell off-road electric vehicles and some on-road electric vehicles to specific customers or sell for exports.

12. Please advise as to whether the plant referenced on page 52 is the same plant referenced on page F-12. If not, please disclose in your Our Business section and your Management's Discussion and Analysis section.

Intellectual Property, page 56

13. The logos on page 56 are illegible. Please revise.

Our Property, page 59

14. We note your disclosure on page 20 that you suspended construction of your finished products warehouse, dormitory and office building in 2005 and 2006. Please advise as to whether these buildings are included in the 1,384,464 square feet of space you reference in the first sentence in the second paragraph of this section. To the extent that the unfinished buildings are included, please disclose.

15. Please reconcile your statement on page 59 that the expiry date of your $2.69 million line of credit with the Dawang Credit Association is April 1, 2014 with your disclosure on pages 41 and F-13 that the expiry date is April 1, 2012.

Management, page 60

Involvement in Certain Legal Proceedings, page 62

16. Please remove the words "to the best of our knowledge" from this section as it is inappropriate to limit or qualify the disclosure in this section. We note that you are responsible for the disclosure in the registration statement.

Executive Compensation, page 63

17. Please revise the table on page 63 to correspond to the summary compensation table in Item 402(n) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 65

18. We note your disclosure on page 67 that Mr. Tsoi has incurred unreimbursed business expenses on your behalf. Please disclose the date that the loan is due and the rate or amount of interest payable on the indebtedness.

19. We note your disclosure on page 41 that Mr. Tsoi is providing a guarantee for the line of credit from the China Merchandise Bank with a maximum available credit of approximately $4.93 million. Please disclose here.

20. We note your disclosure on page 67 that Mr. Tsoi has agreed to pledge his shares of common stock in an aggregate amount equal to 5,485,764 shares to the investors of the private placement that closed on September 2, 2010 in guaranty of your obligations in the payment of tax liabilities in connection with your operations in China. Please disclose here.

Selling Stockholders, page 69

21. We note from your response to our prior comment 49 that some selling shareholders which are legal entities have voting decisions made by Investment Committees. Please revise to identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholder table.

22. We note your disclosure on page 68 that Mr. Leung is a representative of DBS Nominees (Private) Limited and your disclosure on page 69 in footnote 3 that the voting and dispositive power of DBS Nominees (Private) Limited is made by an investment committee of a group of committee members. Please advise as to whether Mr. Leung is a member of the this committee. To the extent that he is a member, please disclose.

Exhibits and Financial Statement Schedules, page 82

23. Please file the Investors' Rights Agreement referenced on page 8 with your next amendment or advise.

24. Please file the Equity Transfer Agreement with Station Wagon, dated November 11, 2010, with your next amendment or advise.

Exhibit 5.1

25. We note your response to our prior comment 59 and reissue. Please have counsel revise the second part of the first sentence in the first paragraph on page 2 to clarify that it is assuming and relying upon only the factual matters contained in the documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Via facsimile: (415) 983-1200
       Scott C. Kline, Esq.
       Pillsbury Winthrop Shaw Pittman LLP